UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number 000-26728

(Check One): [X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form N-SAR [ ] Form N-CSR

                    For Period Ended:
    [ ] Transition Report on Form 10-K
    [ ] Transition Report on Form 20-F
    [ ] Transition Report on Form 11-K
    [ ] Transition Report on Form 10-Q
    [ ] Transition Report on Form N-SAR
    For the Transition Period Ended: ___________________________________

            _______________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
            _______________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Item 6, Item 7, Item 8, Item 9A, Item 15 - Financial Statement Schedules and Exhibits 23, 31 and 32

PART I -- REGISTRANT INFORMATION

TALK AMERICA HOLDINGS, INC.
Full Name of Registrant

________________________
Former Name if Applicable

12020 Sunrise Valley Road, Suite 250
Address of Principal Executive Office (Street and Number)

Reston, Virginia 20191
City, State and Zip Code

PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rules 12b-25(b), the following should be completed. (Check box if appropriate)

[X]	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]	(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

As reported in Registrant’s Current Report on Form 8-K, filed on February 16, 2005, Registrant announced that it was reviewing its accounting for certain items and that it was in the process of determining whether some of them should have been recorded in earlier periods. As reported in Registrant’s Current Report on Form 8-K, filed on March 1, 2005, Registrant announced that, on February 25, 2005, the Audit Committee of Registrant’s Board of Directors, after discussion with Registrant’s management and consultation with Registrant’s independent registered public accounting firm, concluded that the previously issued financial statements of Registrant for the fiscal quarters in 2003, for the fiscal year ended December 31, 2003 and for the fiscal quarters ended March 31, June 30 and September 30, 2004 should not be relied upon because of items requiring correction in those financial statements, and approved management’s recommendation that Registrant’s financial statements included in its Annual Report on Form 10-K, as previously amended by its Form 10-K/A, for the year ended December 31, 2003, and in its Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30 and September 30 in 2003 and 2004 should be restated to make the necessary accounting corrections.

Registrant is filing this Form 12b-25 due to the need for additional time to complete these restatements and its consolidated financial statements and related schedules, as well as its assessment of the Registrant’s internal control over financial reporting in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Act”). This Act requires, beginning with the Annual Report on Form 10-K for the year ended December 31, 2004 (“2004 Form 10-K”), (i) management to report on the effectiveness of the Registrant’s internal control over financial reporting under Item 308(a) of Regulation S-K and (ii) the Registrant’s independent registered public accounting firm to attest to this report under Item 308(b) of Regulation S-K. During 2004 and through the date of this filing, the Registrant has spent considerable time and resources analyzing, documenting and testing its system of internal accounting control over financial reporting.

While the Registrant’s evaluation of internal control over financial reporting has not yet been completed, Registrant has concluded as of the date of this filing that it has two material weaknesses as of December 31, 2004.

The Registrant did not maintain effective controls over the application of generally accepted accounting principles related to the financial reporting process for certain complex, non-routine transactions. Specifically, the Registrant does not have sufficient depth, skills and experience in accounting for certain complex, non-routine transactions in the financial reporting process, such as income taxes and stock compensation expense, and there was a lack of review by accounting personnel with appropriate financial reporting expertise. Additionally, as of December 31, 2004, the Registrant did not maintain effective controls over the reconciliation and review of its sales, use and excise tax liability accounts. Specifically, Registrant’s reconciliation and review procedures with respect to sales, use and excise tax liabilities were insufficient in their design and execution to determine that sales, use and excise tax liabilities were appropriately reported.

A material weakness is a control deficiency, or combination of control deficiencies, that results in a more than remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. As a result of the material weaknesses identified, the Registrant’s management believes that it will conclude in its Management Report on Internal Control over Financial Reporting in the Registrant’s 2004 Form 10-K, that the Registrant’s internal control over financial reporting was not effective as of December 31, 2004. Also, as a result of the material weaknesses described above, the Registrant’s management believes that the report of its independent registered public accountant firm in the 2004 Form 10-K will contain an adverse opinion with respect to the effectiveness of the Registrant’s internal control over financial reporting as of December 31, 2004.

Since management has not completed its testing and evaluation of the Registrant’s internal control over financial reporting and the control deficiencies identified to date (including the two material weaknesses identified above), there can be no assurance that additional deficiencies will not be identified or any deficiencies identified previously or hereafter, either alone or in the aggregate, will not be considered an additional material weakness. Registrant anticipates that it will file the 2004 Form 10-K on or before March 31, 2005.

PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Aloysius T. Lawn IV  (215)      862-1500________
(Name)                                (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).   [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                          [X] Yes [ ] No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

TALK AMERICA HOLDINGS, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date March 16, 2005                            By  /s/ Aloysius T. Lawn IV
                                          Aloysius T. Lawn IV
                    EVP - General Counsel and Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)
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Explanation Referred to in Part IV, Item (3) of Form 12b-25

On March 1, 2005, Registrant reported that on February 25, 2005, the Audit Committee of its Board of Directors had approved the restatement of Registrant’s annual and quarterly financial statements for 2003 and the first three quarters of 2004 as discussed below under “Restatements.” The Registrant’s operating results for its fiscal year and year ended December 31, 2004 are set forth below under “Operating Results.”

Restatements:

Registrant reported that (a) it was restating its results for 2003 and 2004 to account for (1) the recording of certain fee revenue that was previously misclassified as a liability, (2) the timing of recording of certain deferred tax assets, (3) the increase in deferred tax assets and corresponding decrease to goodwill related to net operating losses acquired as part of our acquisition of Access One and (4) an overstatement in the number of fully diluted shares outstanding due to the exclusion of the deferred tax benefit of option exercises, and (b) the following table summarizes the effect of the anticipated adjustments described above on Registrant’s previously reported revenue, operating income, pre-tax income, net income, fully diluted earnings per share and fully diluted shares. With the exception of the deferred tax assets recorded in connection with the Access One acquisition, these changes are immaterial to the Registrant’s balance sheet and cash flow statements for the periods proposed to be restated.

(in 000s, except per share data) (Unaudited)	2003					2004
	Q1	Q2	Q3	Q4	Year	Q1	Q2	Q3
Revenues:
Reported	$87,843	$93,748	$99,929	$101,143	$382,663	$109,321	$114,881	$120,537
As Restated	88,202	93,906	100,178	101,407	383,693	109,619	115,213	120,929

Operating Income:
Reported	$15,179	$19,027	$17,620	$13,432	$65,258	$14,103	$13,973	$13,864
As Restated	15,538	19,185	17,869	13,696	66,288	14,401	14,305	14,256

Pre-Tax Income:
Reported	$14,961	$17,500	$16,106	$12,197	$60,764	$13,387	$13,573	$14,486
As Restated	15,319	17,658	16,355	12,461	61,793	13,685	13,905	14,878

Net Income:
Reported	$9,126	$10,675	$51,566	$7,094	$78,461	$8,356	$8,548	$9,147
As Restated	9,343	10,771	54,102	7,601	81,817	8,288	8,422	9,011

Fully Diluted EPS:
Reported	$0.32	$0.37	$1.74	$0.25	$2.75	$0.29	$0.30	$0.32
As Restated	0.32	0.37	1.88	0.27	2.94	0.29	0.30	0.32

Fully Diluted Shares:
Reported	29,940	29,563	29,761	28,884	28,514	28,862	28,694	28,212
As Restated	29,940	29,570	28,877	28,107	27,806	28,130	28,039	27,737

    Operating Results:

    Registrant reported that:

        For the fourth quarter 2004, it reported net income of $11.1 million, or $0.40 per share on a diluted basis, as compared to net income of $7.6 million, or $0.27 per share on  a  diluted basis, for the fourth quarter 2003. Results for the fourth quarter 2004 include increased depreciation expense of $1.4 million related to a reduction in the remaining useful lives of Registrant’s five long distance switches and other income of $1.9 million due to a reduction in sales and use tax accruals.

            For the full year 2004, net income was $36.8 million, or $1.32 per share on a diluted basis, as compared to net income of $81.8 million, or $2.94 per share on a diluted basis, for the full year 2003. Registrant has changed the classification of certain expenses presented in the accompanying financial information, including customer billing expenses, from network and line costs to general and administrative expense.

    See the attached Consolidated Financial Information for Registrant. The attached Consolidated Financial Information, as well as the financial information discussed above in this section, “Operating Results,” and in the table under “Restatement” above reflect Registrant’s management’s estimates based on its initial evaluation of the effect of the corrections discussed above under “Restatements.” All such financial information is unaudited.

TALK AMERICA HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except for per share data)
(Unaudited)

	Three Months Ended December 31,		For the Year Ended December 31,

	2004	2003	2004	2003
		Restated		Restated
Revenue	$125,251	$101,407	$471,012	$383,693

Costs and expenses:
Network and line costs	61,805	46,420	225,244	173,349
General and administrative expenses	18,415	17,184	72,020	63,104
Provision for doubtful accounts	7,259	3,038	21,313	11,599
Sales and marketing expenses	14,396	15,862	70,202	51,008
Depreciation and amortization	7,009	5,207	22,904	18,345
Total costs and expenses	108,884	87,711	411,683	317,405

Operating income	16,367	13,696	59,329	66,288

Other income (expense):
Interest income	86	51	290	388
Interest expense	(35)	(1,287)	(733)	(7,353)
Other income (expense), net	1,895	1	1,895	2,470
Income before provision for income taxes	18,313	12,461	60,781	61,793
Provision (benefit) for income taxes	7,222	4,860	23,969	(20,024)

Net income	$11,091	$7,601	$36,812	$81,817

Income per share - Basic:
Net income per share	$0.41	$0.29	$1.37	$3.10

Weighted average common shares outstanding	26,992	26,526	26,847	26,376

Income per share - Diluted:
Net income per share	$0.40	$0.27	$1.32	$2.94

Weighted average common and common equivalent shares outstanding	27,750	28,107	27,854	27,806